EXHIBIT (a)(1)(vi)

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$30,398,737	$0.0001476	$4,486.85
Fees Previously Paid	-		-
Total Transaction Valuation	$30,398,737
Total Fees Due for Filing			$4,486.85
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$4,486.85